SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2019

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes   ☐    No    ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         )

Table of contents

-	Press release dated March 14, 2019;
-	Press release dated March 15, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: March 31, 2019

2018 Consolidated Financial Statements

and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•	Consolidated and separate financial statements

•	Dividend proposal: €0.83 per share (of which €0.42 already paid in September 2018)

San Donato Milanese, March 14, 2019 – Today, the Board of Directors approved Eni’s consolidated financial statements and the separate draft financial statements of the parent company for the year ending December 31, 2018. They confirm the 2018 preliminary adjusted results announced on February 15, 2019. Consolidated net profit amounted to €4,126 million and net profit of the parent company amounted to €3,173 million. Reported net profit has been revised to €4,126 million (the preliminary net profit was €4,226 million) mainly to factor in the subsequent release of results of certain equity accounted entities.

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of €0.83 per share at the Annual Shareholders’ Meeting. Included in this annual distribution is the €0.42 per share, which was paid as an interim dividend in September 2018. The balance of €0.411 per share is payable to shareholders on May 22, 2019 with the ex-dividend date being May 20, 2019.

An Annual Report on Form 20-F will be filed with the U.S. SEC and Italian market authorities by the first ten days of April 2019. This report will be disseminated via the Company’s headquarters, and on Eni's website (eni.com) and through other sources provided by the current regulation.

Enclosed are the 2018 IFRS consolidated statements and those of the parent company Eni SpA.

The Board of Directors also approved the “Consolidated report on non-financial information” included in the management discussion of the 2018 Annual Report. This report, prepared in conformity with the Italian Legislative Decree N. 254/2016, discloses the group’s activities, the performances achieved and the outcomes in environmental, reduction of carbon footprint, social, employees matters, respect for human rights, as well as anti-corruption and bribery matters.

The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report prepared in conformity with article No. 123-bis and 123-ter of the Italian comprehensive code for exchanges and securities, respectively. These reports will be made available at the Company's headquarters and published on Eni’s website, in the “Publications” section and in accordance with current regulation, together with the 2018 Annual Report on Form 20-F.

The Board of Directors also convened the Annual Shareholders' Meeting on May 14, 2019.

1 Dividends, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

* * *

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Attachment

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

	Full Year
(€ million)	2018	2017
REVENUES
Net sales from operations	75,822	66,919
Other income and revenues	1,116	4,058
Total revenues	76,938	70,977
COSTS
Purchases, services and other	(55,622)	(51,548)
Impairment reversals (impairment losses) of trade and other receivables, net	(415)	(913)
Payroll and related costs	(3,093)	(2,951)
Other operating (expense) income	129	(32)
Depreciation, Depletion and Amortization	(6,988)	(7,483)
Impairment reversals (impairment losses), net of tangible and intangible assets	(866)	225
Write-off of tangible and intangible assets	(100)	(263)
OPERATING PROFIT (LOSS)	9,983	8,012
FINANCE INCOME (EXPENSE)
Finance income	3,967	3,924
Finance expense	(4,663)	(5,886)
Income (expense) from financial assets held for trading	32	(111)
Derivative financial instruments	(307)	837
	(971)	(1,236)
INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	(68)	(267)
Other gain (loss) from investments	1,163	335
	1,095	68
PROFIT (LOSS) BEFORE INCOME TAXES	10,107	6,844
Income taxes	(5,970)	(3,467)
Net profit (loss)	4,137	3,377
attributable to:
- Eni's shareholders	4,126	3,374
- Non-controlling interest	11	3

Net profit (loss) per share attributable to Eni's shareholders (€ per share)
- basic	1.15	0.94
- diluted	1.15	0.94

BALANCE SHEET

(€ million)
	Dec. 31, 2018	Dec. 31, 2017
ASSETS
Current assets
Cash and cash equivalents	10,836	7,363
Financial assets held for trading	6,552	6,012
Financial assets available for sale		207
Other current financial assets	300	316
Trade and other receivables	14,101	15,421
Inventories	4,651	4,621
Current tax assets	191	191
Other current tax assets	561	729
Other current assets	2,258	1,573
	39,450	36,433
Non-current assets
Property, plant and equipment	60,302	63,158
Inventory - compulsory stock	1,217	1,283
Intangible assets	3,170	2,925
Equity-accounted investments	7,044	3,511
Other investments	919	219
Other non-current financial assets	1,253	1,675
Deferred tax assets	3,931	4,078
Other non-current assets	792	1,323
	78,628	78,172
Assets held for sale	295	323
TOTAL ASSETS	118,373	114,928
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,182	2,242
Current portion of long-term debt	3,601	2,286
Trade and other payables	16,747	16,748
Income taxes payable	440	472
Other taxes payable	1,432	1,472
Other current liabilities	3,980	1,515
	28,382	24,735
Non-current liabilities
Long-term debt	20,082	20,179
Provisions for contingencies	11,886	13,447
Provisions for employee benefits	1,117	1,022
Deferred tax liabilities	4,272	5,900
Other non-current liabilities	1,502	1,479
	38,859	42,027
Liabilities directly associated with assets held for sale	59	87
TOTAL LIABILITIES	67,300	66,849
SHAREHOLDERS' EQUITY
Non-controlling interest	57	49
Eni shareholders' equity:
Share capital	4,005	4,005
Retained earnings	36,702	35,966
Reserve related to currency translation differences	6,605	4,818
Other reserves	1,672	1,889
Treasury shares	(581)	(581)
Interim dividend	(1,513)	(1,441)
Net profit (loss)	4,126	3,374
Total Eni shareholders' equity	51,016	48,030
TOTAL SHAREHOLDERS' EQUITY	51,073	48,079
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	118,373	114,928

CASH FLOW STATEMENT

	Full Year
(€ million)	2018	2017
Net profit (loss)	4,137	3,377

Adjustments to reconcile net profit (loss) to cash provided by operating activities:
Depreciation, depletion and amortization	6,988	7,483
Impairment losses (impairment reversals), net of tangible and intangible assets	866	(225)
Write-off of tangible and intangible assets	100	263
Share of (profit) loss of equity-accounted investments	68	267
Gains on disposal of assets, net	(474)	(3,446)
Dividend income	(231)	(205)
Interest income	(185)	(283)
Interest expense	614	671
Income taxes	5,970	3,467
Other changes	(474)	894
Changes in working capital:
- inventories	15	(346)
- trade receivables	334	657
- trade payables	642	284
- provisions for contingencies	(238)	96
- other assets and liabilities	879	749
Cash flow from changes in working capital	1,632	1,440
Net change in the provisions for employee benefits	109	38
Dividends received	275	291
Interest received	87	104
Interest paid	(609)	(582)
Income taxes paid, net of tax receivables received	(5,226)	(3,437)
Net cash provided by operating activities	13,647	10,117
Investing activities:
- tangible assets	(8,778)	(8,490)
- intangible assets	(341)	(191)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(119)
- investments	(125)	(510)
- securities	(432)	(316)
- financing receivables	(554)	(657)
- change in payables in relation to investing activities and capitalized depreciation	408	152
Cash flow from investing activities	(9,941)	(10,012)
Disposals:
- tangible assets	1,089	2,745
- intangible assets	5	2
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(47)	2,662
- income taxes paid on disposals		(436)
- investments	195	482
- securities	61	224
- financing receivables	496	999
- change in receivables in relation to disposals	606	(434)
Cash flow from disposals	2,405	6,244
Net cash used in investing activities	(7,536)	(3,768)

(continued) CASH FLOW STATEMENT

	Full Year
(€ million)	2018	2017
Increase in long-term debt	3,790	1,842
Repayments of long-term debt	(2,757)	(2,973)
Increase (decrease) in short-term debt	(713)	(581)
	320	(1,712)
Dividends paid to Eni's shareholders	(2,954)	(2,880)
Dividends paid to non-controlling interests	(3)	(3)
Net cash used in financing activities	(2,637)	(4,595)

Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		7

Effect of exchange rate changes and other changes on cash and cash equivalents	18	(72)
Net cash flow of the year	3,492	1,689
Cash and cash equivalents - beginning of the year	7,363	5,674
Cash and cash equivalents - end of the year ⁽ᵃ⁾	10,855	7,363

(a) Cash and cash equivalents as of December 31, 2018, include €19 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale" in the balance sheet.

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

(€ million)
	Full Year
	2018	2017

REVENUES
Net sales from operations	31,795	28,984
Other income and revenues	331	2,316
Total revenues	32,126	31,300
COSTS
Purchases, services and other	(30,622)	(27,205)
Impairment reversals (impairment losses) of trade and other receivables, net	(26)	(153)
Payroll and related costs	(1,128)	(1,159)
Other operating (expense) income	113	(239)
Depreciation, Depletion and Amortization	(635)	(727)
Impairment reversals (impairment losses), net of tangible and intangible assets	(13)	(111)
Write-off of tangible and intangible assets	(1)	(5)
OPERATING PROFIT (LOSS)	(186)	1,701
FINANCE INCOME (EXPENSE)
Finance income	1,616	1,682
Finance expense	(1,879)	(2,698)
Income (expense) from financial assets held for trading	33	(110)
Derivative financial instruments	(97)	480
	(327)	(646)
INCOME (EXPENSE) FROM INVESTMENTS	3,689	2,702
NET PROFIT BEFORE TAXES	3,176	3,757
Income taxes	(3)	(171)
NET PROFIT	3,173	3,586

BALANCE SHEET

(€ million)
	Dec. 31, 2018	Dec. 31, 2017

ASSETS
Current Assets
Cash and cash equivalents	9,654	6,214
Financial assets held for trading	6,100	5,793
Other current financial assets	2,689	2,700
Trade and other receivables	5,574	5,887
Inventories	1,324	1,389
Current income tax assets	66	59
Other current tax assets	204	267
Other current assets	1,013	693
	26,624	23,002
Non-current assets
Property, plant and equipment	7,579	7,178
Inventory - compulsory stock	1,200	1,297
Intangible assets	180	195
Equity-accounted investments	41,914	42,337
Other non-current financial assets	1,975	4,832
Deferred tax assets	1,169	1,152
Other non-current receivables	565	481
	54,582	57,472
Assets held for sales	1	2
TOTAL ASSETS	81,207	80,476
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,435	4,146
Current portion of long-term debt	3,178	1,973
Trade and other payables	5,632	6,225
Income taxes payable	2	64
Other taxes payable	787	809
Other current liabilities	1,448	872
	15,482	14,089
Non-current liabilities
Long-term debt	18,070	18,843
Provisions for contingencies	3,883	3,781
Provisions for employee benefits	370	353
Other non-current liabilities	787	881
	23,110	23,858
TOTAL LIABILITIES	38,592	37,947
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	36,572	36,001
Interim dividend	(1,513)	(1,441)
Treasury shares	(581)	(581)
Net profit	3,173	3,586
TOTAL SHAREHOLDERS’ EQUITY	42,615	42,529
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	81,207	80,476

PRICE SENSITIVE

“In the past five years we have been rapidly delivering a strategy of transformation that was designed to enhance our business model by drastically reducing debt, increasing production and finding new ways to diversify our company. We have built a new Eni based on efficiency, integration and deployment of new technologies. We will further strengthen and diversify our portfolio in low cost-high potential basins, we will pursue more opportunities along the value chain and we will grow in renewables and biofuels making our company more profitable. Decarbonisation is a strategic priority for our Board. We are committed to a low carbon future and today we are setting a new target to reach upstream carbon neutrality by 2030. Creating shareholder value remains our top priority and to this end we announce an increase in our 2019 dividend by 3.6% to €0.86 per share, in line with our progressive remuneration policy. On top of this we will start a four-year buyback programme envisaging a capital allocation of €400 million in 2019 and in the following three years, assuming a leverage steadily below 20%, an annual share buyback of either €400 million in a $60-65 Brent scenario or €800 million with a scenario above $65 Brent”.

Claudio Descalzi, Eni CEO

CREATING STAKEHOLDER VALUE THROUGH THE ENERGY TRANSITION

DIVIDEND €0.86 PER SHARE, +3.6% vs 2018; €400 MILLION SHARE BUYBACK IN 2019

MAIN TARGETS

UPSTREAM

o	Exploration: 2.5 bln boe of new resources

o	Production: CAGR 3.5% per year up to 2025

o	New projects breakeven: $25/bbl Brent

o	Cumulated Free Cash Flow: €22 bln

CEO Descalzi: “We will continue to grow organically in upstream. Thanks to the large amount of new acreage in high potential basins, we target 2.5 billion barrels of new resources by drilling 140 exploration wells in the plan period. Production is expected to grow by 3.5% per year over the plan and beyond thanks to the ramp-up and start-up of new projects and the large inventory of future FIDs based on 3 billion barrels of reserves. We will continue to keep a strong discipline on investment and we expect our new development projects to have a breakeven at $25/boe generating a cumulative cash flow of €22 billion in the course of the plan”.

MID-DOWNSTREAM

o	Mid-Downstream

o	EBIT end of plan: €2 bln

o	Free Cash Flow 2019-2022: ~€5 bln

o	LNG: 14 MTPA by 2022, 16 MTPA by 2025

o	Refining breakeven: $1.5/bbl from 2023

CEO Descalzi: “We expect mid-downstream operating income to grow to 2 billion euro by the end of the strategy plan, more than double 2018 levels. After our acquisition of a 20% stake in the Ruwais refining complex in UAE, we have strengthened our refining business accessing to a top class asset. The acquisition has increased our overall refining capacity by 35% and ultimately by 40% in 2023, and will drive our breakeven margin to around $1.50 per barrel. LNG is set to play a crucial role in our future growth and we expect to reach 14 million tonnes per annum (MTPA) by 2022 and 16 MTPA by 2025 of contracted volumes, an increase vs previous guidance. In Chemicals we plan to strengthen the business and be more resilient by leveraging portfolio differentiation to improve our margins”.

ENERGY SOLUTIONS

•	>1.6 GW of renewable capacity installed by 2022, 5 GW by 2025

•	Capex 2019-2022: € 1.4 bln

CEO Descalzi: “We are committed to growing our renewables business organically during the plan. Our renewables portfolio is well diversified both geographically and in terms of technologies. In the future we are planning to increase our exposure to energy storage. In Italy, we will expand the “Progetto Italia”, our industrial conversion project generating power from renewables on reclaimed industrial areas”.

DECARBONIZATION

•	Net zero upstream carbon emissions by 2030

•	Large forestry initiative: natural carbon sink to capture >20 Mton/yr of CO2 by 2030

•	Circular Economy: 4y spending ~€1 bln

CEO Descalzi: " Decarbonisation is structurally embedded in our overall strategy and ambitions. Addressing the dual challenge of satisfying increasing energy needs, while reducing emissions in line with the Paris Agreement goals, is a strategic priority for our Board. As a first step, our objective is to achieve net zero emissions in our upstream business by 2030. We will accomplish this by increased efficiency to minimize direct upstream CO2 emissions and offsetting residual upstream emissions through large forestry projects. We will use our scale to deliver wider benefits from direct forestation initiatives including new jobs and economic empowerment of local communities. Furthermore, we will apply a circular approach to maximize the use of waste as feedstock and to extend the lives of industrial sites. A key role will be played by the deployment of our own new technologies”.

FINANCIALS

o	Financial discipline

o	4YP Capex €33bln, €8 bln in 2019

o	Free cash flow growth: +17% CAGR 2019-2022 @ 2019 scenario

o	Sustainable growth

o	Organic cash neutrality after dividend: $55/bbl in 2019, declining to $50/bbl end of plan

o	Progressive shareholder remuneration

o	2019 dividend proposal: €0.86 per share (+3.6% vs 2018)

o	Share buyback programme: €400 mln in 2019; in 2020-2022 either €400 mln in a 60-65 $ Brent scenario or €800 mln in a scenario >$65 Brent (leverage <20%)

CEO Descalzi: “The progress we have made in enhancing our portfolio has been remarkable as reflected in our 2018 figures. In the next four years we will continue to pursue our distinctive model of sustainable growth combined with strong financial discipline further improving our cash neutrality to $50 per barrel by the end of the plan. These results underpin our progressive shareholder remuneration that envisage a 2019 dividend increase of 3.6% to €0.86 per share. Furthermore, we will start a four-year buyback programme with a capital allocation of €400 million in 2019 and in the following years, assuming a leverage steadily below 20%, an annual capital allocation either of €400 million in a $60-$65 Brent scenario or €800 million with a scenario above $65 Brent”.

2019-2022 Strategic Plan

San Donato Milanese, March 15, 2019 – Claudio Descalzi, Eni’s CEO, today presents the company’s 2019-2022 Strategic Plan to the financial community. Building on the strong foundations of the last few years, Eni’s 2019-2022 plan marks a new era in the company’s evolution to a world-leading global energy provider.

After having completed the transformation of its business model, now swifter, faster and with a more efficient value chain, Eni will consolidate its organic growth in all businesses leveraging on three main pillars: integration, efficiency and technology deployment.

Technology deployment will play a very strategic role in all sectors, contributing to Eni’s worldwide operational excellence, enhancing and pursuing the decarbonisation of all activities within the company, and implementing the improved industrial efficiency using a circular economy model.

Upstream will continue to represent the key driver of Eni’s organic growth, while keeping a disciplined capital and operational spending. The mid-downstream businesses are expected to double their operating income, creating value even in a lower scenario thanks to the restructuring, repositioning, and improvements undertaken during the recent downturn.

The 2019-22 plan represents a natural development of the strategy implemented in previous years and is designed to increase the value of all businesses through the strategic role of technology research, development and deployment.

On this basis, Eni intends to increase the 2019 dividend to €0.86 per share and to start a four-year share buyback programme with a capital allocation of €400 million in 2019 and, in the following three years, assuming a leverage steadily below 20%, an annual capital allocation of €400 million in a $60-65 Brent scenario or €800 million with a scenario above $65 Brent.

Upstream

In exploration, a key driver of value growth, Eni expects to spend about 3.5 billion euros in the period 2019-2022 targeting 2.5 billion barrels of new resources at the unit cost of below $2, drilling around 40 wells per year in more than 460,000 km2 of net acreage.

Hydrocarbon production is expected to grow 3.5% a year over the plan period thanks to the ramp-up and start-up of new projects, which will contribute about 660,000 barrels of oil equivalent per day in 2022, and the expansion of existing fields adding 290,000 barrels of oil equivalent per day in 2022. Over the plan period, 18 major start-ups will be completed. Eni will operate approximately 77% of the overall equity production.

The potential of new areas will underpin hydrocarbon production growth, thus widening Eni global diversification:

•	Middle East, with its massive set of opportunities made of fast track production and potential resources;

•	Norway, thanks to the establishment of Vår Energi thatrepresents a solid platform for long-term production;

•	Mexico, where production in Area 1 is expected to start-up in 2019, with an industry-leading fast-track development.

The three areas will contribute 260,000 barrels of oil equivalent per day at the end of the plan.

The success of the exploration strategy and the growing and broader portfolio of new conventional projects, together with a rigorous financial discipline, will generate a cumulative free cash flow of €22 billion in 2019-2022.

Gas & Power

Gas & Power will grow thanks to the consolidation of its integrated and optimized model, through the following actions:

•	Enhanced synergies with all businesses and a deeper integration with upstream activities, in order to capitalize on equity gas;

•	Accelerated development of LNG portfolio, thus reaching 14 million tons per year of contracted volumes by 2022 and 16 million by 2025;

•	Growth in the retail sector in Europe, reaching a customer base of around 12 million customers in 2022, up approximately 26% versus 2018.

These actions will allow G&P to continue to grow in the future, achieving an EBIT of €700 million in 2022, of which 70% coming from the retail sector. Cumulative free cash flow is expected to be €2.3 billion over the plan.

Refining & Marketing and Versalis

Eni plans to strengthen the Refining and Marketing business, aiming to double the 2018 results thanks to the following main drivers:

•	Optimization of the refining process, mainly thanks to the EST restart by mid-2019;

•	Green refinery operations: through the start-up of Gela and the second phase of Venice, Eni’s green refining capacity will grow to 1 million tonnes per year;

•	Increase in refining capacity by 40% by the end of 2023, thanks to the acquisition of a 20% stake of the Ruwais refinery in the UAE;

•	Marketing: increase in market share in Italy to 25% with a growing contribution from premium products and green fuels, and grow sales in Germany and France.

These actions should allow R&M to achieve a cumulative free cash flow of €2.6 billion over the plan period.

Versalis will continue to focus on enhancing its business resilience to reach an EBIT of over €270 million at the end of the plan period.

Energy Solutions

Eni plans to complete 60 brownfield and greenfield projects for a total in excess of 1.6 GW of renewable capacity by 2022, investing €1.4 billion, and up to 5GW by 2025. Energy Solutions is expected to deliver a stable cash flow in the long term, with an unlevered IRR in the range of 8-12%. Moreover, an additional upside on upstream operating costs will be achieved by replacing gas consumption in our operations through renewables.

Decarbonization

Eni confirms its deep commitment to reducing its carbon footprint by setting the ambitious target of net zero direct emissions in the upstream business by 2030, on equity basis.

This will be accomplished by further increasing operational efficiency to minimize CO2 emissions and offsetting residual upstream emissions through large forestry projects. Additional actions will be the increase in the share of gas in our portfolio, the growth of our biofuels business, the enhancement of the zero carbon emission sources usage such as renewables, and the application of a circular approach to maximize the use of waste as feedstock and extend the lives of industrial sites. A key role along our path to a more sustainable model will be played by the deployment of new technologies.

Financial strategy and Shareholder remuneration

Eni continues to pursue its model of sustainable growth combined with strong financial discipline and with a progressive shareholders’ remuneration.

The four-year investment plan, focused on high-value projects with rapid returns, envisages capital expenditures of approximately €33 billion. The upstream investment plan, which represents 77% of the overall capital expenditure, is well diversified in terms of geographies thanks to the developments in Middle East, Norway and Mexico. Eni also reinforced the pipeline of long term/long plateau projects that will further underpin the growth beyond the plan, improving production CAGR to 3.5% to 2025 compared with the previous guidance of 3%.

Approximately €3 billion is expected to be invested to further strengthen Eni decarbonisation strategy through energy efficiency and flaring down projects, Circular Economy and Renewables initiatives.

Eni capital investment program is valuable and resilient even in a stressed scenario. The current portfolio of upstream projects in execution is more profitable than before with a new reduced breakeven price of $25 per barrel and an overall Internal Rate of Return of around 22%. Furthermore, Eni projects portfolio remains competitive and with stable returns even when applying low carbon scenarios.

Considering a flat 2019 scenario, which implies a Brent price of $62 per barrel and a gas price similar to 2018, the cash generation grows strongly over the next 4 years. In particular, in 2019 CFFO is expected to increase of around €1 billion compared to 2018 and will further increase by €2.6 billion in 2022 with a strong contribution from all businesses.

Eni expects dividend cash neutrality to improve from $55 per barrel in 2019 to $50 per barrel by the end of the plan supporting a progressive shareholder remuneration that envisages, for 2019, a 3.6% dividend increase to €0.86 per share and the start of a four-year buyback programme with an initial capital allocation of €400 million in 2019. In the following three years, assuming a leverage steadily below 20%, the annual capital allocation will amount either to €400 million in a $60-65 Brent scenario or €800 million with a Brent scenario above $65.

For further information on the presentation and to follow the live streaming please visit: www.eni.com

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39.80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com